SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMBER ROAD, INC.

(Name of Subject Company)

AMBER ROAD, INC.

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Jim Preuninger

Chief Executive Officer

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Victor H. Boyajian

Ilan Katz

Ira Kotel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 768-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Amber Road, Inc., a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is One Meadowlands Plaza, East Rutherford, New Jersey 07073. The telephone number of the Company’s principal executive office is (201) 935-8588.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.001 par value per share, of the Company (the “Shares” or the “Common Stock”). As of the close of business on May 31, 2019, the last full day of trading before the commencement of the Offer (as defined below), there were (i) 29,019,102 Shares issued and outstanding, (ii) 98,667 Shares reserved for future issuance or otherwise deliverable under the Company’s equity plans, (iii) 3,788,046 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, (iv) 1,341,606 Shares issuable upon or otherwise deliverable in connection with the settlement of outstanding restricted stock units, and (v) up to 732,685 Shares issuable upon or otherwise deliverable in connection with the settlement of outstanding performance stock units.

Item 2. Identity and Background of Filing Person.

Name and Address.

Amber Road, Inc., the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer.

This Statement relates to the tender offer by Chicago Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is an affiliate of Insight Venture Management, LLC (“Insight Management”) and the following entities: (i) Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., (collectively, the “Insight Sponsors”); (ii) Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, (collectively, the “Fund IX Funds,” with each of the Insight Sponsors and Fund IX Funds, an “Insight Fund” and, collectively, the “Insight Funds”), as disclosed in this Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser, Parent and the Insight Funds with the Securities and Exchange Commission (the “SEC”) on June 3, 2019, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares at a purchase price of $13.05 per share (the “Offer Price”), net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 12, 2019 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser, the Company and E2open, LLC (“E2open”), solely for purposes of Section 9.17 of the Merger Agreement. The Merger Agreement provides, among other things, that as soon as practicable following the acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Purchaser or the Company, or by any direct or indirect wholly-owned subsidiary of Parent, Purchaser or the Company and (ii) Shares held by stockholders, if any, who are entitled to and properly demand appraisal rights under Delaware law) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded and the Company will become indirectly wholly-owned by Parent.

The Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on July 1, 2019, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the principal executive offices of Purchaser, Parent and the Insight Funds are located at 9600 Great Hills Trail, Suite 300E, Austin, TX 78759.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.amberroad.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement, or as otherwise incorporated herein by reference, to the knowledge of Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or the Insight Funds or any of their respective executive officers, directors or affiliates.

Arrangements with Purchaser, Parent, the Insight Funds and Elliott Sponsors and Certain of Their Affiliates.

Merger Agreement.

On May 12, 2019, the Company, Parent, E2open and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 12. “Transaction Documents—The Merger Agreement” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Equity Commitment Letters.

Concurrently with the entry into the Merger Agreement, Parent received equity commitment letters from (i) the Insight Sponsors and (ii) Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”) and Elliott Associates, L.P. (together with Elliott International, the “Elliott Sponsors”), affiliates of Elliott Management Corporation (“Elliott Management”) (each, a “Commitment Letter” and, collectively, the “Commitment Letters”). Pursuant to the Commitment Letters, each of the Insight Sponsors and the Elliott Sponsors (each, an “Investor” and, collectively, the “Investors”) has committed to purchase equity securities of Parent, substantially contemporaneously with the closing of the Merger, for purposes of funding (a) the purchase of all Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Offer Acceptance Time, (b) the aggregate Merger Consideration (as defined in the Merger Agreement), (c) the aggregate Vested Option Consideration, the aggregate Unvested Option Consideration, the aggregate Vested RSU Consideration, the aggregate Unvested RSU Consideration and the aggregate Company PSU Consideration (each as defined in the Merger Agreement) due to holders of the Company Options, the Company RSUs and the Company PSUs (as such terms are defined below), respectively, pursuant to Section 2.07 of the Merger Agreement, and (d) related costs, fees and expenses required to be paid by Parent, Purchaser, the Investors or the Surviving Corporation, in each case, subject to the terms and conditions in each of the Commitment Letters and the Merger Agreement. The aggregate equity commitment of the Elliott Sponsors is for $148,512,068 and the aggregate equity commitment of the Insight Sponsors is for $266,487,932.

The Company is an express third-party beneficiary of each Commitment Letter and, to the extent provided in each such Commitment Letter, the Company may seek specific performance to cause such contribution to be funded under certain circumstances in accordance with the terms of such Commitment Letter and the Merger Agreement.

The foregoing summary descriptions of the Commitment Letters are qualified in their entirety by reference to the Commitment Letters, which are filed as Exhibits (e)(2) and (e)(3) to this Statement and are incorporated herein by reference.

Confidentiality Agreements.

On April 24, 2019, the Company and E2open entered into a nondisclosure and standstill agreement (the “E2open Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to use the information concerning the other party’s business and potential transaction solely for the purpose of evaluating the potential transaction and to keep such information confidential. The parties agreed to disclose such confidential information to their representatives for the purpose of evaluation of the potential transaction or upon legal compulsion subject to the limitations set forth in the E2open Confidentiality Agreement. Under the E2open Confidentiality Agreement, E2open also agreed, among other covenants, to certain standstill provisions for the protection of the Company for a period of fifteen months from the date of the E2open Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the E2open Confidentiality Agreement, E2open would not solicit the Company’s employees, subject to specified exceptions for general solicitation and search firm referrals, among others.

On April 30, 2019, the Company, Insight Management and Elliott Management entered into a joinder agreement (the “Elliott Confidentiality Agreement”), pursuant to which Elliott Management and Insight Management agreed to be bound by the E2open Confidentiality Agreement to the extent applicable in their capacities as representatives of E2open, including with respect to the confidentiality, non-disclosure, non-use and standstill provisions set forth in the E2open Confidentiality Agreement, subject to the exceptions set forth in the Elliott Confidentiality Agreement, including permitted disclosures in connection with the potential transaction with E2open.

The foregoing summary descriptions of the E2open Exclusivity Agreement (defined below), the E2open Confidentiality Agreement, and the Elliott Confidentiality Agreement are qualified in their entirety by reference to the text of these agreements, which are filed as Exhibits (e)(4), (e)(5) and (e)(6), respectively, to this Statement and are incorporated herein by reference.

Exclusivity Agreement.

On May 7, 2019, the Company and E2open entered into an exclusivity agreement (the “E2open Exclusivity Agreement”), pursuant to which the Company agreed that from the date of the E2open Exclusivity Agreement until midnight on May 12, 2019, to: (i) certain restrictions with respect to the Company’s solicitation, encouragement or similar facilitation of alternative acquisition proposals from anyone other than E2open, Insight Management or their affiliates, (ii) certain restrictions on the provision of non-public information with respect to the Company for the purpose of solicitation, encouragement or similar facilitation of alternative acquisition proposals from anyone other than E2open, Insight Management or their affiliates, and (iii) certain restrictions on the entry into an alternative acquisition proposal from anyone other than E2open, Insight Management or their affiliates, among other restrictions specified in the E2open Exclusivity Agreement.

Tender and Support Agreements.

Concurrently with the entry into the Merger Agreement, each of Jim Preuninger, Barry M.V. Williams, Pamela Craven, Rudy Howard, Ralph Faison and Altai Capital Management, LLC (the “Subject Stockholders”) entered into Tender and Support Agreements (the “Tender and Support Agreements”), pursuant to which each Subject Stockholder agreed to tender and not withdraw the Subject Shares (as defined in the respective Tender and Support Agreement) owned by, or acquired by, such Subject Stockholder into the Offer. The Subject Stockholders collectively hold Shares constituting approximately 17.4% of the Shares issued and outstanding as of the date of this Statement.

The foregoing summary descriptions of the Tender and Support Agreements are qualified in their entirety by reference to the text of the Tender and Support Agreements, which are filed as Exhibits (e)(7), (e)(8), (e)(9), (e)(10), (e)(11) and (e)(12) to this Statement and are incorporated herein by reference.

Arrangements with Directors and Executive Officers of Company.

Interests of Certain Persons.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board of Directors of the Company (the “Company Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Company Board’s Recommendation.”

Effect of the Offer and the Merger on Shares and Equity Awards.

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other holders of Shares. As of the date of this Statement, the Company’s directors and executive officers owned 1,621,869 Shares in the aggregate (excluding Shares subject to Company Options, Company RSUs and Company PSUs). If the directors and executive officers were to tender and not validly withdraw all such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $21,165,391 in cash, before any applicable withholding or other deductions. See “Item 6. Interest in Securities of the Subject Company” for a description of certain sales of Shares made by executive officers between May 12, 2019 and the date of this Statement.

The following table sets forth (i) the number of Shares beneficially owned as of the date of this Statement, by each of our executive officers and directors (excluding Shares subject to Company Options, Company RSUs and Company PSUs (as such terms are defined below)) and (ii) the aggregate cash consideration that would be payable for such Shares if the Company’s directors and executive officers were to tender such Shares pursuant to the Offer.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Cash Value of Shares Beneficially Owned(2)
Executive Officers
James Preuninger*	1,602,369	$20,910,916
Thomas Conway	0	0
Nathan Pieri	0	0
Directors
Pamela F. Craven	10,000	$130,500
Ralph Faison	9,500	$123,975
Rudy Howard	0	0
Barry M.V. Williams	0	0

*	Mr. Preuninger is both a director and an executive officer.
(1)	Based on the number of Shares owned as of the date of this Statement.
(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $13.05

Consideration for Options. As of the date of this Statement, the Company’s directors and executive officers held options with an exercise price less than the Offer Price to purchase 1,296,649 Shares in the aggregate outstanding under the Company’s equity plans (each, a “Company Option” and, collectively, the “Company Options”), of which 1,059,979 were vested and exercisable as of that date, with exercise prices ranging from $2.31 to $13.00.

Pursuant to, and as further described in, the Merger Agreement, each Company Option vested as of immediately prior to the Effective Time (each, a “Vested Company Option”) will be cancelled and automatically converted into the right to receive an amount (subject to any applicable tax withholdings) in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the applicable per share exercise price of such Vested Company Option multiplied by (ii) the total number of Shares subject to such Vested Company Option (the “Vested Company Option Consideration”). Each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) will be cancelled and automatically converted into the right to receive an amount (subject to any applicable tax withholdings) in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the applicable per share exercise price of such Unvested Company Option multiplied by (ii) the total number of Shares subject to such Unvested Company Option (the “Unvested Company Option Consideration”); provided, that such per share Unvested Company Option Consideration will not be paid at the Effective Time and will be paid only upon satisfaction of the original vesting conditions in accordance with, and subject to, the underlying Unvested Company Option on the first regularly scheduled payroll date on or following the first day of the fiscal quarter immediately following the applicable vesting date (except that the Unvested Company Option Consideration to be paid to the directors and certain members of senior management of the Company may be paid at an earlier time, as described below). Notwithstanding the foregoing, if the per Share exercise price of any Company Option equals or exceeds the Offer Price, such Company Option will be cancelled without any payment or consideration, and all rights with respect to such Company Option will terminate as of the Effective Time.

The following table sets forth the approximate amount of the Vested Company Option Consideration and Unvested Company Option Consideration that each of the Company’s directors and executive officers will be entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on July 2, 2019. The information in the following table assumes that all listed Company Options remain outstanding until immediately prior to July 2, 2019 and that no additional Company Options will be granted to such individuals.

Name of Beneficial Owner	Shares Subject to Outstanding Company Options(1)	Vested Company Option Consideration ($)(2)	Unvested Company Option Consideration ($)(3)
Executive Officers
James Preuninger*	901,075	$2,372,851	$516,867
Thomas Conway	262,340	$10,463	$258,470
Nathan Pieri	53,074	0	$258,470
Directors
Pamela F. Craven	0	0	0
Ralph Faison	0	0	0
Rudy Howard	80,160	$860,918	0
Barry M.V. Williams	0	0	0

*	Mr. Preuninger is a director and an executive officer.
(1)

Number shown is the number of Shares subject to outstanding Company Options (whether vested or unvested) as of the date of this Statement with an exercise price below $13.05 per Share and does not include any Company Options with an exercise price greater than $13.05 per Share.

(2)

Calculated based on (i) the number of Shares subject to Vested Company Options as of the date of this Statement, multiplied by (ii) the excess of the Offer Price over the per Share exercise price applicable to the Vested Company Options.

(3)

Calculated based on (i) the number of Shares subject to Unvested Company Options as of the date of this Statement, multiplied by (ii) the excess of the Offer Price over the per Share exercise price applicable to the Unvested Company Options.

Consideration for Restricted Stock Units. As of the date of this Statement, the Company’s directors and executive officers held restricted stock units outstanding under the Company’s equity plans (each, a “Company RSU” and, collectively, the “Company RSUs”) covering 823,399 Shares in the aggregate, of which 248,506 were vested as of that date.

Pursuant to, and as further described in the Merger Agreement, each such Company RSU that is vested as of immediately prior to the Effective Time (each, a “Vested Company RSU”) will be cancelled and automatically converted into the right to receive an amount (subject to any applicable tax withholdings) in cash, without interest, equal to the product of (i) the Offer Price, multiplied by (ii) the total number of Shares subject to the Vested Company RSU (the “Vested RSU Consideration”). Each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) will be cancelled and automatically converted into the right to receive an amount (subject to any applicable tax withholdings) in cash, without interest, equal to the product of (i) the Offer Price multiplied by (ii) the total number of Shares subject to the Unvested Company RSU (the “Unvested RSU Consideration”); provided, that such per share Unvested RSU Consideration will not be paid at the Effective Time and will be paid only upon satisfaction of the original vesting conditions in accordance with, and subject to, the underlying Unvested Company RSU on the first regularly scheduled payroll date on or following the first day of the fiscal quarter immediately following the applicable vesting date (except that the Unvested RSU Consideration to be paid to the directors and certain members of senior management of the Company will be paid at an earlier time, as described below).

The following table sets forth the approximate amount of the Vested RSU Consideration and Unvested RSU Consideration that each of the Company’s directors and executive officers will be entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on July 2, 2019. The information in the following table assumes that all listed Company RSUs remain outstanding until immediately prior to July 2, 2019 and that no additional Company RSUs will be granted to such individuals.

Name of Beneficial Owner	Outstanding Company RSUs(1)	Vested RSU Consideration ($)(2)	Unvested RSU Consideration ($)(3)
Executive Officers
James Preuninger*	201,376	0	$2,627,957
Thomas Conway	166,571	0	$2,173,752
Nathan Pieri	166,725	0	$2,175,761
Directors(4)
Pamela F. Craven	76,470	$907,928	$90,006
Ralph Faison	26,087	$250,430	$90,006
Rudy Howard	76,470	$907,928	$90,006
Barry M.V. Williams	99,938	$1,176,719	$127,472

*	Mr. Preuninger is a director and an executive officer.
(1)	Number shown is the number of Company RSUs (whether vested or unvested) as of the date of this Statement.
(2)	Calculated based on (i) the number of Vested Company RSUs as of the date of this Statement, multiplied by (ii) $13.05.
(3)	Calculated based on (i) the number of Unvested Company RSUs as of the date of this Statement, multiplied by (ii) $13.05.
(4)

Includes 9,768 Company RSUs with respect to Mr. Williams, and 6,897 Company RSUs with respect to each of the other directors (other than Mr. Preuninger), in each case, to be granted to each director on or prior to June 11, 2019.

Consideration for Performance Stock Units. As of May 24, 2019, James Preuninger, the Company’s Chief Executive Officer and Director held performance stock units (each, a “Company PSU” and, collectively, the “Company PSUs”) outstanding under the Company’s 2012 Omnibus Incentive Compensation Plan (the “2012 Plan”) covering 682,685 Shares in the aggregate, all of which were vested as of that date. In addition, there were unvested Company PSUs outstanding under our 2012 Plan covering 50,000 Shares in the aggregate held by other members of our management team who are not executive officers. Pursuant to, and as further described in the Merger Agreement, each such Company PSU that is not vested as of immediately prior to the Effective Time will be deemed to vest with respect to the number of Shares that would have been earned under such Company PSU based on the methodology set forth in the applicable Company PSU award agreement (as determined by the Company Board or any appropriate committee thereof) in accordance with its terms (which will not exceed 50,000 Shares).

Each vested Company PSU (including each Company PSU deemed vested as of the Effective Time, as described above) will be cancelled and automatically converted into the right to receive an amount (subject to any applicable tax withholdings) in cash, without interest, equal to the product of (i) the Offer Price, multiplied by (ii) the total number of Shares subject to the Company PSU (the “Company PSU Consideration”).

As noted above, Mr. Preuninger, as of May 24, 2019, held Company PSUs covering 682,685 Shares which have not been delivered and which, to the extent outstanding at the Effective Time, will be cancelled at the Effective Time in exchange for a payment of $8,909,039, without interest and less any applicable withholding taxes.

Notwithstanding the above, if required to comply with Section 409A of the Code, the Vested RSU Consideration, Unvested RSU Consideration, and Company PSU Consideration, as applicable, will be paid on the settlement date for the applicable award agreement for which the payment was exchanged, as specified under the terms of the applicable award agreement.

Additional Terms Applicable to Treatment of Equity Awards held by Directors and Executive Officers. As discussed above, all Company Options, Company RSUs and Company PSUs held by the Company’s directors and executive officers will be cancelled in exchange for the Vested Company Option Consideration, Unvested Company Option Consideration, Vested RSU Consideration, Unvested RSU Consideration or Company PSU Consideration, as applicable. In addition, the vesting of each Unvested Company Option and each Unvested Company RSU held by Mr. Preuninger and each of the Company’s directors will be accelerated at the Effective Time, and the corresponding Unvested Company Option Consideration and Unvested RSU Consideration will be paid at the Effective Time. The vesting of all Unvested Company Options and Unvested Company RSUs held by each of our executive officers (other than Mr. Preuninger) and certain other members of our management, will be accelerated at the Effective Time and the consideration payable with respect to such Company Options and Company RSUs will be paid on the earlier to occur of (i) the vesting date initially applicable to such Company Option or Company RSU, and (ii) the date of such individual’s termination of employment for any reason. As of the date of this Statement, there are no agreements between Parent and any director or executive officer to assume any Company Options, Company RSUs or Company PSUs.

Employment Contracts with the Company.

James Preuninger is party to an employment agreement with the Company (the “Preuninger Employment Agreement”), as described more fully below. Each of Messrs. Thomas Conway and Nathan Pieri and certain other members of our management team is a party to a substantially similar Change in Control Agreement with the Company (each, a “Severance Agreement” and, collectively, the “Severance Agreements”). The Preuninger Employment Agreement and each Severance Agreement entitles the counterparty to certain payments and benefits from the Company upon a qualifying termination of employment, under the circumstances described below.

Preuninger Employment Agreement. Pursuant to the Preuninger Employment Agreement, if the Company terminates Mr. Preuninger’s employment without Cause (as defined below), Mr. Preuninger resigns for Good Reason (as defined below) or there is a non-renewal of his Employment Agreement by the Company and Mr. Preuninger executes a binding release of claims against the Company, Mr. Preuninger would be entitled to: (i) his accrued but unpaid annual bonus, if any, for the fiscal year ended prior to his termination date, (ii) a distribution or payment in settlement of outstanding unvested long-term incentive awards (including equity awards) that are performance-vested, prorated for the portion of the performance period through the date of termination and based on actual performance, payable when such long-term incentive awards would have been paid in the absence of Mr. Preuninger’s termination of employment, (iii) acceleration of vesting of outstanding equity awards (other than awards described in clause (ii)) for the portion of such award that would have vested within six months of Mr. Preuninger’s termination of employment or on the next applicable vesting date prorated for service through the date of termination and his vested options and stock appreciation rights will remain exercisable until the earlier of six months after his termination date or the expiration of the term of such option or stock appreciation right, (iv) a lump-sum cash payment, payable within five days after his release becomes final and binding, in an amount equal to two years of his base salary then in effect, and (v) coverage of COBRA premiums, if any, paid by Mr. Preuninger for continuation of coverage for him and his spouse and dependents under the Company’s group health, dental and vision plans for the lesser of two years or the maximum permissible COBRA continuation period. If Mr. Preuninger’s employment is terminated by the Company without Cause or he resigns for Good Reason during the 24-month period following a Change in Control (as defined below) of the Company, then in addition to the foregoing, all of his outstanding equity awards will be fully vested and his options and stock appreciation rights will remain exercisable until the earlier of the third anniversary of his termination date or the expiration of such option or stock appreciation right.

As defined in the Preuninger Employment Agreement:

•

“Cause” means one or more of the following: (i) Mr. Preuninger’s willful failure to perform his duties (other than as a result of illness or injury) that directly, materially and demonstrably impairs or damages the property, goodwill, reputation, business or finances of the Company; (ii) Mr. Preuninger’s willful misconduct or gross negligence in the performance of his duties that directly, materially and demonstrably impairs or damages the property, goodwill, reputation, business or finances of the Company; (iii) the conviction of, or plea of nolo contendere by, Mr. Preuninger to, a felony or a crime involving moral turpitude that materially and demonstrably impairs or damages the property, goodwill, reputation, business or finances of the Company; or (iv) Mr. Preuninger’s commission of any willful acts of personal dishonesty in connection with his responsibilities as an employee of the Company that directly, materially and demonstrably impairs or damages the property, goodwill, reputation, business or finances of the Company.

•

“Good Reason” means the occurrence of any of the following, without Mr. Preuninger’s express written consent: (i) the assignment to Mr. Preuninger of any duties materially inconsistent with Mr. Preuninger’s position, including any change in status, title, authority, duties or responsibilities or any other action which results in a material diminution in such status, title, authority, duties or responsibilities; (ii) a reduction in Mr. Preuninger’s Base Salary by the Company or any breach by the Company of its obligations pursuant to Section 5(d) of the Preuninger Employment Agreement with respect to Mr. Preuninger’s benefits; (iii) the relocation of Mr. Preuninger’s office to a location more than 25 miles from East Rutherford, New Jersey; (iv) the failure of the Company to obtain the assumption in writing of the Company’s obligation to perform the Preuninger Employment Agreement by any successor to all or substantially all of the assets of the Company within 15 days after a Business Combination (as defined below) or a sale or other disposition of all or substantially all of the assets of the Company; (v) the requirement that Mr. Preuninger report to any person other than the Company Board; (vi) any material reduction in the Company’s willingness or obligation to indemnify Mr. Preuninger against liability for actions (or inaction, as the case may be) in his capacity as an officer, director or employee of the Company; (vii) a material breach of the Preuninger Employment Agreement by the Company; or (viii) the failure to nominate or elect Mr. Preuninger to the Company Board. Resignation will not be for Good Reason unless Mr. Preuninger provides the Company with written notice describing the grounds for a Good Reason termination within 90 days after the occurrence of any acts or omissions that constitute Good Reason and the Company fails to cure the conditions that constitute Good Reason within 30 days after receiving such written notice.

•	“Change in Control” means the occurrence of any one of the following events: (i) any “person” (as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)),

other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, an underwriter temporarily holding securities pursuant to an offering of such securities or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, directly or indirectly (x) acquires “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than 50% of the combined voting power of the Company’s then outstanding securities or; (y) acquires within a 12 consecutive month period “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing 35% of the combined voting power of the Company’s then outstanding securities; (ii) persons who comprise a majority of the Company Board are replaced during any 12 consecutive month period by directors whose appointment or election is not endorsed by a majority of the members of the Company Board before the date of such appointment or election; (iii) the consummation of a reorganization, merger, statutory share exchange, consolidation or similar corporate transaction (each, a “Business Combination”) other than a Business Combination in which all or substantially all of the individuals and entities who were the beneficial owners of the Company’s voting securities immediately prior to such Business Combination beneficially own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of the Business Combination owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership of the Company’s voting securities immediately prior to such Business Combination; or (iv) any “person” (as defined in Sections 13(d) and 14(d) of the Exchange Act) acquires all or substantially all of the assets of the Company within any 12 consecutive month period.

Severance Agreements.

Each Severance Agreement provides that if within 12 months following a Change in Control (as defined below) (i) the executive terminates his or her employment with the Company for Good Reason (as defined below) or (ii) the Company terminates the executive’s employment without Cause (as defined below), then the executive is entitled to receive the following severance benefits from the Company:

•	a single lump sum severance payment in an amount equal to 12 months’ salary, payable no later than 60 days following termination;

•

subject to the terms of equity award grant agreements and the provisions of the 2012 Plan, immediate vesting of 100% of the then-outstanding and unvested equity awards as of the date of termination of employment; and

•

payment by the Company of the premiums for the executive’s group health continuation coverage for the 12-month period following termination of employment or until the date that COBRA continuation coverage expires.

Receipt of the severance benefits is subject to execution of a release of claims in a form reasonably acceptable to the Company. In the event that the benefits provided for in the agreements constitute “parachute payments,” subject to excise tax, then the benefits may be adjusted so as to result in receipt, on an after-tax basis, of the greatest amount of benefits. As defined in the Severance Agreements:

•

“Cause” means (i) the executive’s willful and continued failure to perform his or her duties and responsibilities after receipt of written demand for performance from the Company describing the basis for the Company’s belief that the executive has not substantially performed his or her duties and providing a reasonable period (not to exceed 30 days) to take corrective action, (ii) any material act of personal dishonesty taken by the executive in connection with his responsibilities as an employee with the intention that such action may result in the substantial personal enrichment of the executive, (iii) the executive’s conviction of, or plea of nolo contendere to, a felony that the Chief Executive Officer of the Company reasonably believes has had or will have a material detrimental effect on the

Company’s reputation or business, or (iv) a material breach of any agreement by and between the executive and the Company, which material breach has not been cured within 30 days of written notice from the Company.

•

“Good Reason” means the occurrence of any of the following, without the executive’s express written consent: (i) a material reduction of the executive’s authority, duties or responsibilities; (ii) a material reduction in the executive’s base and/or variable compensation; (iii) a material change in the geographic location at which the executive must perform his or her services greater than 50 miles; (iv) the Company’s failure to obtain the assumption of the agreements by any of our successors; or (v) any material breach or violation of a material provision of the agreements by the Company. An executive’s resignation will not be for “Good Reason” unless the executive provides the Company with written notice describing the grounds for a Good Reason termination within 90 days of the initial event that executive believes constitutes Good Reason and the Company fails to cure the conditions that constitute Good Reason within 30 days after receiving such written notice.

•

“Change in Control” occurs on the date that any one person or group acquires (i) assets from the Company that have a total gross fair market value equal or greater than 80% of our Company, or (ii) ownership of the Company’s stock that constitutes more than 50% of the total fair market value or total voting power of the Company’s stock. A Change in Control will not include any transaction effected primarily for the purpose of financing the Company with cash or the initial public offering of our common stock or for reincorporation purposes.

Management Bonus Opportunity Pool.

The Company Board has agreed, in consultation with Purchaser, to amend the terms and conditions of the Company’s 2019 Management Bonus Opportunity Plan (the “MBO Plan”) to create a one-time bonus pool equal to 70% of the aggregate amount that would have been payable pursuant to the Company’s 2019 Management Bonus Opportunity Plan to all participants in respect of performance in 2019 assuming target performance (the “Bonus Pool”). The aggregate value of the Bonus Pool will not exceed $2.24 million.

Each participant in the Bonus Pool will be entitled to earn a bonus equal to 70% of his or her individual target bonus opportunity under the MBO Plan, which will be paid to the participant in lieu of any bonus he or she would have earned under the MBO Plan in respect of performance in 2019.

Each Bonus Pool participant will be entitled to a payment equal to the vested portion of his or her individual portion of the Bonus Pool upon the earlier to occur of the first regularly scheduled payroll date of the Company that is no less than three days following (a) the termination of such participant’s employment with the Company for any reason (other than a termination by the Company for Cause) and (b) December 31, 2019. Each participant’s portion of the Bonus Pool will vest (i) 28.57% at the Effective Time, and (ii) 14.286% on each of the first five monthly anniversaries of the Effective Time, subject to continued employment on each vesting date; provided, however that the Bonus Pool allocated to each participant will be 100% vested upon a termination by the Company without cause.

Summary of Payments to Executive Officers.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included in “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s current named executive officers upon a qualifying termination in connection with the Merger, assuming that (i) the Offer is completed at the price of $13.05 per Share and the Effective Time occurs on July 2, 2019, (ii) each executive receives the Unvested Company Option Consideration and Unvested RSU

Consideration, as applicable, for all of their equity awards, (iii) each executive officer receives the maximum payments under the applicable Severance Agreement or, with respect to Mr. Preuninger, the Preuninger Employment Agreement, for the full severance period and no payments are reduced pursuant to any mitigation provision, (iv) the termination of employment takes place on July 2, 2019 and (v) all equity awards that were outstanding as of the date of this Statement remain outstanding.

Name	Benefit Type	Payment Upon Effective Time ($)	Payment Upon a Qualifying Termination ($)
James Preuninger	Cash Severance(1)	$0	$830,000
	Vested Company Option Consideration(2)	$2,372,851	$2,372,851
	Unvested Company Option Consideration(3)	$516,867	$516,867
	Vested RSU Consideration(4)	$0	$0
	Unvested RSU Consideration(5)	$2,627,957	$2,627,957
	Company PSU Consideration(6)	$8,909,039	$8,909,039
	Perquisites / Benefits(7)	$0	$48,000
	2019 MBO Plan Bonus(8)	$83,000	$207,500
	TOTAL	$14,509,714	$15,512,214

Thomas Conway	Cash Severance(1)	$0	$315,000
	Vested Company Option Consideration(2)	$10,463	$10,463
	Unvested Company Option Consideration(3)	$0	$229,752
	Vested RSU Consideration(4)	$0	$0
	Unvested RSU Consideration(5)	$0	$2,236,953
	Perquisites / Benefits(7)	$0	$48,000
	2019 MBO Plan Bonus(8)	$31,600	$79,000
	TOTAL	$42,063	$2,919,168

Nathan Pieri	Cash Severance(1)	$0	$320,000
	Vested Company Option Consideration(2)	$0	$0
	Unvested Company Option Consideration(3)	$0	$230,127
	Vested RSU Consideration(4)	$0	$0
	Unvested RSU Consideration(5)	$0	$2,239,967
	Perquisites / Benefits(7)	$0	$48,000
	2019 MBO Plan Bonus(8)	$32,000	$80,000
	TOTAL	$32,000	$2,918,094

(1)

Represents the value of the cash severance payments payable pursuant to Executive’s employment agreement or Severance Agreement, which would be due upon a qualifying termination of employment within a specified period following the Effective Time under the respective employment agreement or Severance Agreement, each as outlined and described in more detail above under “—Employment Contracts with the Company.”

(2)

Vested Company Options will be cancelled in connection with the Merger in exchange for a cash payment. The values above assume that none of the individual’s Vested Company Options are assumed and the individual receives the Vested Company Option Consideration for all of his Vested Company Options with an exercise price less than the Offer Price and represents the value of Vested Company Options as of immediately prior to July 2, 2019 with an exercise price less than the Offer Price equal to (i) the total number of Shares subject to such Vested Company Options immediately prior to July 2, 2019, multiplied by (ii) the excess of the Offer Price over the exercise price per Share subject to such Vested Company Option immediately prior to such cancellation.

(3)

Unvested Company Options will be cancelled in connection with the Merger in exchange for a cash payment, which would be paid at the Effective Time in respect of Mr. Preuninger, and with respect to each of Messrs. Conway and Pieri, on the earlier to occur of (i) the vesting date applicable to such Company Option, and (ii) the date of executive’s termination of employment for any reason. The values above assume that none of the individual’s Unvested Company Options are assumed and the individual receives the Unvested Company Option Consideration for all of his Unvested Company Options with an exercise price less than the Offer Price and represents the value of Unvested Company Options as of immediately prior to July 2, 2019 with an exercise price less than the Offer Price equal to (i) the total number of Shares subject to such Unvested Company Options immediately prior to July 2, 2019, multiplied by (ii) the excess of the Offer Price over the exercise price per Share subject to such Unvested Company Option immediately prior to such cancellation.
(4)

Vested Company RSUs will be cancelled in connection with the Merger in exchange for a cash payment. The value above assumes that none of the individual’s Vested Company RSUs are assumed and the individual receives the Vested RSU Consideration for all of his Vested Company RSUs and represents the value of outstanding Vested Company RSUs as of July 2, 2019 equal to (i) the total number of Shares subject to such Vested Company RSUs as of July 2, 2019, multiplied by (ii) the Offer Price.

(5)

Unvested Company RSUs will be cancelled in connection with the Merger in exchange for a cash payment, which would be paid at the Effective Time in respect of Mr. Preuninger, and with respect to each of Messrs. Conway and Pieri, on the earlier to occur of (i) the vesting date applicable to such Company RSU, and (ii) the date of executive’s termination of employment for any reason. The value above assumes that none of the individual’s Unvested Company RSUs are assumed and the individual receives the Unvested RSU Consideration for all of his Unvested Company RSUs and represents the value of outstanding Unvested Company RSUs as of July 2, 2019 equal to (i) the total number of Shares subject to such Unvested Company RSUs as of July 2, 2019, multiplied by (ii) the Offer Price.

(6)

Company PSUs will be cancelled in connection with the Merger in exchange for a cash payment, which would be paid at the Effective Time. The value above assumes that none of Mr. Preuninger’s Company PSUs are assumed and that he receives the Company PSU Consideration for all of his vested Company PSUs and represents the value of outstanding vested Company PSUs as of July 2, 2019 equal to (i) the total number of Shares subject to such vested Company PSUs as of July 2, 2019, multiplied by (ii) the Offer Price.

(7)

Represents the pre-tax value of the reimbursement of health care premiums which would be due upon a qualifying termination of employment within a specified period following the Effective Time under the respective employment agreement or Severance Agreement as described in more detail above under “—Employment Contracts with the Company.”

(8)

Represents the bonuses payable pursuant to the Bonus Pool to be established at the Effective Time, as described in more detail above under “—Management Bonus Opportunity Pool” above, of which amount, 28.57% will become vested at the Effective Time, and the remainder will become vested in five equal monthly installments thereafter, in each case, subject to the executive’s continued employment with the Company through such date, unless the executive’s employment is terminated by the Company (other than for cause) at which time, the remainder will be vested. The vested portion of each individual’s award under the 2019 MBO Plan will be paid on the earlier to occur of the first regularly scheduled payroll date of the Company that is no less than three days following (i) the termination of executive’s employment by the Company (other than for cause), and (ii) December 31, 2019.

Employee Matters Following Closing.

The Merger Agreement provides that following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all Employee Plans (as defined in the Merger Agreement) and compensation arrangements in accordance with their terms as in effect immediately prior to the Acceptance Time. The Merger Agreement also provides that during the one year period following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide: (i) annual base compensation no less than the annual base compensation provided to such Company employees immediately prior to the Effective Time, (ii) annual target cash incentive bonus opportunities that are no less than the annual target cash incentive bonus opportunities provided to such Company employees immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than the severance benefits provided to such Company employees immediately prior to the Effective Time as scheduled in the Company Disclosure Letter, and (iv) other employee benefits (excluding stock or equity-based compensation, deferred compensation arrangements, retiree health and welfare benefits, or defined benefit pension plans) that are substantially comparable in the aggregate to the employee benefits provided to such Company employees immediately prior to the Effective Time.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent permissible under the DGCL, subject to specified limitations. The Company also has entered into indemnity agreements with each of its directors and certain executive officers, the form of which is filed as Exhibit (e)(20) hereto and herein incorporated by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of the Company’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification and the advancement of expenses provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring at or before the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

For a period commencing on the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation agreed to maintain directors’ and officers’ liability insurance with benefits, levels of coverage and terms and conditions that are at least as favorable to those of the policy currently maintained by the Company with respect to acts or omissions occurring at or before the Effective Time. However, the Surviving Corporation is not required after the Effective Time to pay annual premiums in excess of 300% of the amount paid for coverage for the Company’s last full fiscal year for the Company’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount. The Company may purchase, prior to the Effective Time a six year prepaid “tail” policy on terms and conditions providing insurance not less favorable than the current policies of the Company with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). However, without the prior written consent of Parent, the Company may not expend per year coverage in excess of 300% of the amount paid for coverage for the Company’s last full fiscal year for the Company’s existing policies. If such a “tail” policy is obtained, the Surviving Corporation will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance under the Merger Agreement.

If Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving entity or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Rule 14d-10(d) Matters.

The Merger Agreement provides that prior to the Acceptance Time, the Company (acting through the Company Board and its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by the Company, or payments made or to be made or benefits granted or to be granted according to such an arrangement, with current or future directors, officers or employees of the Company and to ensure that any such arrangements fall within the safe harbor provisions of such Rule.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting held on May 12, 2019, the Company Board unanimously: (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (e) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders tender their Shares pursuant to the Offer. A press release dated May 13, 2019, issued by the Company announcing the Offer, the Merger and the other transactions contemplated by the Merger Agreement, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background of the Offer and the Merger.

The following chronology, among other things, summarizes the key meetings and events that led to the signing of the Merger Agreement on May 12, 2019. This chronology does not purport to reflect every conversation held by the Company or any of the other parties with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”).

Consistent with its fiduciary duties, and as part of the ongoing management and oversight of the Company’s business, the Company Board and Company management routinely evaluate the Company’s business alternatives, partnerships and strategic opportunities to enhance value for the Company’s stockholders. These evaluations include consideration as to whether the execution of the Company’s long term plan, a strategic partnership or collaboration agreement, or the pursuit of a possible sale of the Company to a third party would offer the best opportunity to maximize stockholder value.

During fiscal years 2017 and 2018, James Preuninger, the Chief Executive Officer of the Company, engaged in informal conversations with a number of potential strategic acquirers and financial investors regarding potential strategic collaborations and initiatives, including potential business acquisitions or sale transactions and strategic partnerships. Mr. Preuninger kept the Chairman of the Company Board apprised of these discussions.

During the fourth quarter of 2017, the Company entered into confidentiality agreements with a potential strategic acquirer, which we refer to as “Strategic A” and a private equity fund which we refer to as “Sponsor A.” In addition, during the fourth quarter of 2017, Mr. Preuninger continued to engage in informal conversations with a number of potential strategic companies and financial investors at industry conferences and other events, and in September 2017, another strategic party, which we refer to as “Strategic B,” expressed an interest with respect to the possibility of a transaction with the Company.

In December of 2017, representatives of Insight Venture Partners and its portfolio company, E2open (collectively referred to as the “E2open Group” in this section of the Statement), reached out to Mr. Preuninger to inquire about setting up a meeting with the Company to discuss a potential strategic transaction. The parties agreed to set up a meeting after the holidays and eventually agreed to meet on January 15, 2018.

On January 15, 2018, representatives of the E2open Group met with representatives of the Company’s management team at the Company’s offices. Representatives of the E2open Group discussed their mergers and acquisitions strategy for supply chain SaaS solutions. The E2open Group conveyed their belief that a combination with the Company would create a supply chain SaaS company better equipped to compete, grow revenues and create value. The parties present discussed hypothetical terms of a potential combination, and in light of such terms, the Company stated that it intended to remain independent, but would consult the Company Board.

On January 29, 2018, representatives of the Company’s management advised representatives of the E2open Group that although the Company Board remained open to considering strategic opportunities, the Company Board believed that it could create and deliver stockholder value greater than the hypothetical terms over the next several years as an independent company.

On February 2, 2018, the Company executed a confidentiality agreement with a private equity fund in connection with consideration of strategic alternatives, which we refer to as “Sponsor B.”

On February 5, 2018, the E2open Group privately sent an unsolicited offer to the Company to acquire all of the outstanding shares of the Company’s common stock that the E2open Group did not already own at a price of $10.50 per share, giving the Company until February 16, 2018 to respond (the “Initial Offer”).

On February 9, 2018, a special meeting of the Company Board was held to consider the Initial Offer. Representatives from Dentons US LLP (“Dentons”), counsel to the Company, were present at this meeting and delivered a presentation to the Company Board on fiduciary duties of directors. The Company Board reviewed the Initial Offer and concluded that the execution of the Company’s strategic plan as a standalone business would best maximize long-term stockholder value, although the Company Board remained open to considering potential improvements to the Initial Offer.

On February 12, 2018, the E2open Group issued a press release publicly disclosing the Initial Offer. Following this press release, the Company sent a private email to the E2open Group stating that, although the Company Board rejected the Initial Offer, it was committed to considering any credible strategic alternative that would help achieve the objective of maximizing value for stockholders.

On the afternoon of February 12, 2018, the Company issued a press release announcing the Company Board’s rejection of the Initial Offer.

On February 22, 2018, members of the Company’s management team met with representatives of Strategic B to discuss the Company and a potential strategic transaction.

On February 27, 2018, the E2open Group sent a letter to the Company Board reaffirming, but not improving upon, the Initial Offer.

On March 1, 2018, the Company Board met and concluded that it would continue to reject the Initial Offer given the lack of improvement made by the E2open Group to the Initial Offer and the belief that the Company could achieve greater stockholder value as an independent company compared to the Initial Offer.

On March 5, 2018, representatives of the Company and the E2open Group held a call to again discuss the Initial Offer. The Company noted that it continued to remain committed to its strategic plan, but was open to hearing improved offers that would better maximize stockholder value.

On March 9, 2018, the Company sent a letter to the E2open Group to confirm the Company’s intention to focus on execution of its strategic plan.

On March 14, 2018, representatives of the E2open Group sent a letter to the Company Board that reaffirmed the Initial Offer and noted that the Initial Offer would expire on March 30, 2018.

The following day, on March 15, 2018, the E2open Group issued a press release making its reaffirmation public.

On March 30, 2018, the E2open Group withdrew the Initial Offer.

On April 9, 2018, in order to further explore Strategic B’s interest in a strategic transaction with the Company, the Company entered into a confidentiality agreement with Strategic B. Members of the Company management team met with representatives of Strategic B on April 10, 2018 and provided an overview of the Company’s business and operations.

On December 14, 2018, Mr. Preuninger had a discussion with representatives of the E2open Group. During this conversation, Mr. Preuninger indicated that if the E2open Group remained interested in a transaction with the Company, they would be required to substantially improve the price of the Initial Offer. The representative of the E2open Group did not re-engage with the Company following this conversation until April of 2019.

On December 28, 2018, the Company participated in a call with members of senior management of Strategic B.

Between January of 2019 and through the beginning of May, 2019, while the Company actively continued to pursue a strategic transaction to enhance stockholder value, Altai Capital Management, LLC pursued a proxy contest to elect two nominees to the Company Board.

On January 16, 2019, Mr. Preuninger and the Chief Executive Officer of Strategic B had a call to further discuss a potential strategic transaction.

On January 23, 2019, the Company received an unsolicited letter of intent from Strategic B proposing a purchase price for the Company in an all cash transaction of between $10 and $12 per share. Strategic B revised its offer letter on February 4, 2019 to provide for a transaction of between $11 and $13 per share.

On January 28, 2019, the Company Board had a special meeting to discuss the offer from Strategic B. Representatives from Dentons participated in the meeting and discussed fiduciary duty implications of the Strategic B offer and the proxy fight.

On February 5, 2019, at a Company Board meeting, the Company Board continued to discuss the offer from Strategic B. After discussing their qualifications, the Company Board authorized senior management to engage KeyBanc Capital Markets Inc. (“KBCM”) to act as the Company’s financial advisor in connection with the Company’s evaluation of potential strategic alternatives. Representatives from Dentons and KBCM participated in the meeting. The Company entered into a formal engagement letter with KBCM on February 14, 2019.

In connection with its engagement, at the direction of the Company Board, KBCM contacted numerous potential strategic parties and financial investors to assess their interest in acquiring the Company and engaged in material and significant discussions with approximately 15 potential acquirers.

During the early part of February of 2019, KBCM and Sponsor B engaged in conversations regarding a transaction with the Company. During the same time period, KBCM also had discussions with Sponsor A to assess whether they remained interested in evaluating a transaction with the Company. During the same time period, KBCM spoke with other strategic companies and financial investors about the Company in an effort to assess their interest in participating in a sale process.

On February 6, 2019, Sponsor A was granted access to the Company’s data-room and began to conduct due diligence on the Company. Also, on February 6, 2019, KBCM met with another strategic company, which we refer to as “Strategic C” to discuss its potential interest in the Company.

On February 7, 2019, the Chief Executive Officer of Strategic A and Mr. Preuninger took part in a telephonic conference call to discuss a potential transaction.

On February 8, 2019, representatives of the Company met with representatives of Sponsor A at the Company’s offices to provide an overview of the Company’s business and operations and discuss Sponsor A’s interest in a potential strategic transaction with the Company.

On February 13, 2019, Sponsor A contacted KBCM to discuss its continuing interest in a strategic transaction with the Company and its additional due diligence requests. Sponsor A followed up with KBCM on February 20, 2019 with additional due diligence requests.

On February 21, 2019, the Chief Executive Officer of Strategic A and Mr. Preuninger met in person to further discuss a strategic transaction between the Company and Strategic A.

On February 22, 2019, KBCM had a call with Sponsor B to discuss its continued interest in the Company. Sponsor B agreed to amend its confidentiality agreement to extend the term of the agreement, which amendment was executed on February 25, 2019, and to set up a meeting the following week with Mr. Preuninger.

On February 25, 2019, KBCM spoke with Strategic B about their continued interest in the Company. Strategic B indicated that they remained interested and would reach out to KBCM with an additional update the following week. Also on February 25, 2019, representatives of a private equity firm, which we refer to as “Sponsor C,” had a call with representatives of KBCM to discuss possible interest in a strategic transaction with the Company.

On February 26, 2019, representatives of Sponsor B and representatives of the Company discussed at an in-person meeting Sponsor B’s interest in a potential strategic transaction with the Company.

On March 1, 2019, Sponsor A contacted KBCM to convey that they continued to be interested in a strategic transaction with the Company and wanted to set up an additional due diligence call with the Company’s management. On the same day, Sponsor B requested a meeting with Company management the following week.

On March 3, 2019, Strategic B was granted access to the Company’s data-room and on March 4, 2019, Strategic B executed an amendment to its confidentiality agreement to extend the term of the agreement. On March 5, 2019, the Company met with Strategic B to discuss further its interest in a potential strategic transaction.

On March 6, 2019, representatives of Sponsor A and the Company discussed the status and results of Sponsor A’s due diligence review of the Company.

On March 7, 2019, representatives of a private equity fund, which we refer to as “Sponsor D,” met with representatives of the Company at the Company’s offices to discuss its interest in a potential strategic transaction with the Company. Also on March 7, 2019, Sponsor B was granted access to the Company’s data-room.

On March 12, 2019, KBCM spoke to Sponsor A to discuss remaining diligence needs. Sponsor A provided a preliminary verbal indication of $11.35 per share.

On March 13, 2019, representatives of Sponsor B met with representatives of the Company at the Company’s offices to discuss Sponsor B’s continuing interest and diligence plan.

On March 15, 2019, KBCM spoke to Sponsor A about a potential timeline for a deal and next steps. On that same day, Strategic C indicated to KBCM that they would be challenged to make a transaction with the Company a priority.

On March 25, 2019, representatives of Sponsor A met with representatives of the Company at the Company’s offices to discuss further its interest in a potential strategic transaction with the Company.

On March 26, 2019, the Company entered into a confidentiality agreement with Sponsor C and Sponsor C was granted access to the Company’s data-room. Also, on March 26, 2019, representatives of Sponsor D contacted KBCM to indicate its interest in a potential strategic transaction with the Company, following KBCM’s earlier outreach in February and March of 2019 and Sponsor D’s meeting with the Company earlier in March of 2019. On that same day, the Company entered into a confidentiality agreement with Sponsor D, and Sponsor D was granted access to the Company’s data-room on March 27, 2019.

On March 28, 2019, representatives of the Company met with representatives from Strategic B at the Company’s offices to discuss further its interest in a potential strategic transaction. On March 28, 2019, representatives of Sponsor B discussed with representatives of the Company its diligence findings and reiterated its interest in a potential strategic transaction.

On March 29, 2019, Sponsor B spoke with KBCM about its internal approval process for submitting a proposal. On this same day, KBCM provided the Company with an update as to the progress of the various interested parties in the strategic process.

On April 1, 2019, Sponsor A submitted a written proposal for an acquisition of the Company, reiterating the proposed $11.35 per share price first communicated on March 12, 2019.

On April 2, 2019, KBCM reached out to Strategic A (who was not actively participating in the process) to see if Strategic A wanted to re-engage.

On April 3, 2019, representatives of the Company met with representatives of Sponsor C at the Company’s offices to provide an overview of the Company’s business and operations and discuss Sponsor C’s interest in a potential strategic transaction.

On April 5, 2019, the Company entered into a confidentiality agreement with Strategic C.

On April 7, 2019, KBCM spoke with Strategic C about its continued interest in a transaction with the Company and granted Strategic C access to the Company’s data-room.

On April 8, 2019, Strategic A signed an amended confidentiality agreement to extend the term of the agreement and was granted access to the Company’s data-room. On this same day, KBCM provided the Company with an update as to the progress of the various interested parties in the strategic process.

On April 9, 2019, Sponsor D participated in management meetings with the Company at the Company’s offices.

On April 10, 2019, representatives of the Company met with representatives of Strategic C at the Company’s offices to provide an overview of the Company’s business and operations and discuss Strategic C’s interest in a potential strategic transaction. On that same day, the Company held a call with representatives of Strategic A to provide an overview of the Company’s business and operations.

On April 12, 2019, Sponsor C conveyed to KBCM that they had engaged a financial advisor to advise Sponsor C in connection with a potential transaction with the Company.

On April 13, 2019, the Company received a revised unsolicited letter of intent for $11.50 per share from Strategic B.

On April 16, 2019, Sponsor D notified KBCM that it would not continue to participate in the Company’s strategic process.

On April 16, 2019, KBCM sent a process letter and draft merger agreement to representatives of six potential interested parties: Strategic A, Strategic B, Strategic C, Sponsor A, Sponsor B and Sponsor C.

On April 18, 2019, representatives of Strategic A met with representatives of the Company, who provided Strategic A with additional information about the Company’s business. Also on April 18, 2019, representatives of Sponsor A discussed with KBCM meeting requests and diligence requests on behalf of Sponsor A’s lenders.

Also on April 18, 2019, the Chief Executive Officer of Strategic C and Mr. Preuninger had a call to discuss further Strategic C’s interest in the Company.

On April 20, 2019, a representative of the E2open Group contacted KBCM to indicate its interest in a potential strategic transaction and its participation in the bid process for the Company.

On April 22, 2019, KBCM received a call from a private equity firm, which we refer to as “Sponsor E,” indicating Sponsor E’s interest in a potential strategic transaction with the Company. On April 24, 2019, the Company entered into a confidentiality agreement with Sponsor E and KBCM sent a process letter and draft merger agreement to Sponsor E. Also on April 22, 2019, representatives of Sponsor A met with representatives of the Company at the Company’s offices to discuss further its interest in a potential strategic transaction.

On April 24, 2019, the Company entered into a confidentiality agreement with Sponsor E. KBCM granted access to the Company’s data-room and sent a process letter and draft merger agreement to Sponsor E. Also on April 24, 2019, representatives of Strategic C met with representatives of the Company at the Company’s offices to discuss further its interest in a potential strategic transaction.

Following execution of a confidentiality agreement with the Company on April 25, 2019, KBCM sent a process letter and draft merger agreement to the E2open Group and granted data-room access to representatives of the E2open Group who began conducting additional diligence on the Company.

On April 26, 2019, representatives of the E2open Group contacted KBCM to request permission to include Elliott Management, an affiliate of one of its potential equity financing sources, into the process. Also on April 26, 2019, representatives of the Company held a call with representatives of Sponsor E to provide an overview of the Company’s business and operations.

On April 30, 2019, the Company, Insight Management and Elliott Management entered into a joinder to the E2open Confidentiality Agreement, pursuant to which Elliott Management and Insight Management agreed to be bound by the E2open Confidentiality Agreement.

During the last week of April, 2019 and through May 3, 2019, representatives of Strategic A, Strategic C, Sponsor A, Sponsor B, Sponsor C, Sponsor E and the E2open Group engaged in conversations and meetings with representatives of the Company and KBCM to address open diligence points and discuss the process.

On May 3, 2019, Strategic A, Sponsor A, Sponsor B, Sponsor C and the E2open Group submitted their initial bids. Strategic B requested additional time to submit a bid. Also on May 3, 2019, Strategic C and Sponsor E indicated to KBCM that they would not submit a bid for the Company. The E2open Group submitted a proposal at $11.75 per share. Strategic A submitted a proposal at $11.25 per share. Sponsor A submitted a proposal at $12.10 per share, Sponsor B submitted a proposal at $11.00 per share and Sponsor C submitted a proposal at $12.05 per share.

From May 3, 2019 to May 6, 2019, representatives from Dentons and KBCM reviewed the merger agreements submitted by Sponsor A, Sponsor B, Sponsor C, Strategic A and the E2open Group and discussed certain proposed revisions suggested by each bidder with the Company and members of the Company Board.

On May 6, 2019, KBCM invited the three highest bidders, E2open, Sponsor A and Sponsor C to improve their bid for the Company and resubmit their bid by the end of the day on May 7, 2019. Later on May 6, 2019, E2open raised its bid to $13.05 per share and indicated that it was requesting a period of exclusivity. On May 6, 2019, representatives from Dentons engaged in conversations with Willkie Farr & Gallagher LLP (“WFG”), counsel to the E2open Group, to clarify certain changes in the E2open Group’s draft merger agreement.

On May 7, 2019, the Company Board held a meeting to review the proposals submitted by the E2open Group, Sponsor A and Sponsor C, and to discuss strategic alternatives available to the Company. Representatives of KBCM and Dentons were also in attendance. Representatives of Dentons presented to the Company Board on its fiduciary duties and KBCM summarized for the Company Board the financial aspects of the then-pending proposals and reviewed with the Company Board its preliminary financial analyses. Members of the Company’s management, Dentons and KBCM answered questions raised by members of the Company Board and the Company Board discussed each of the proposals. The Company Board also discussed the risks and advantages associated with a sale of the Company and the risks and advantages of remaining independent and pursuing the execution of the Company’s strategic plan. At this meeting, the Company Board decided to ask the E2open Group to raise their bid to $13.15 and clarify certain open points in the merger agreement.

On May 7, 2019, representatives of the E2open Group indicated they were unwilling to increase the offer price above $13.05, but agreed that employees terminated without cause and directors, Mr. Preuninger and other senior officers who are terminated or who resign after the closing of the Merger would receive their full payment in respect of any unvested equity promptly following such termination or resignation (provided that any post-closing termination for “Good Reason” would only result in a full payment to the extent that the applicable individual had an agreement or arrangement as of the date of the proposal that provided for acceleration and payment in the case of a resignation for “Good Reason”). The E2open Group also acknowledged that the proposed annual Company Board restricted stock unit grants would not impact the offer price and agreed to provide employees with the opportunity to receive a material portion of their 2019 management bonus opportunity payments.

On May 7, 2019, Sponsor A confirmed its offer of $12.10 per share, Sponsor C increased its offer to $12.50 per share and Sponsor B verbally indicated that it would be willing to increase its bid to $12.85 per share.

Also on May 7, 2019, the Company asked the E2open Group to propose clarifications to certain terms, including the treatment of unvested equity awards, and, in response to this request, representatives of the E2open Group agreed by email to the clarifications set forth in the Company’s response, and, later that evening, E2open and the Company entered into an exclusivity agreement granting the E2open Group a period of exclusivity through 11:59 PM ET on May 12, 2019.

On May 8, 2019, representatives from Dentons sent representatives of WFG a revised draft of the Merger Agreement.

On May 9, 2019, the Company announced its financial results for the first fiscal quarter ended March 31, 2019.

Between May 6, 2019 and May 13, 2019, representatives of Dentons and WFG engaged in extensive discussions regarding the terms of the Merger Agreement, including provisions relating to the Company Board’s ability to respond to unsolicited acquisition proposals, the amount of the termination fee and transaction expenses reimbursement payable by the Company and the circumstances under which the termination fee and transaction expense reimbursement would be payable, the conditions to the Offer and the other terms of the Offer, certain covenants and the Company’s representations and warranties. In addition, at the request of the E2open Group, tender and support agreements to be entered into between the Parent, Purchaser and certain directors, stockholders, and members of management of the Company, were negotiated pursuant to which the subject shares of the Company common stock held by such persons or entities which represented, in the aggregate, approximately 17.4% of the outstanding shares of the Company common stock as of May 12, 2019, would be tendered in the Offer to be commenced by Purchaser.

At the Company Board meeting on May 12, 2019, representatives from Dentons led the Company Board through a discussion of its fiduciary duties in the context of a sale transaction and a discussion of the material terms of the Merger Agreement. Also at this meeting, KBCM reviewed with the Company Board its financial analysis of the $13.05 per share cash consideration payable in the Offer and the Merger and delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated May 12, 2019, that, as of that date and based on and subject to various assumptions made, matters considered and limitations and qualifications described in its opinion, the $13.05 per share cash consideration to be received in the Transactions by holders of Shares was fair, from a financial point of view, to such holders. After considering each of the factors described below in “—Reasons for the Company Board’s Recommendation,” including potential strategic alternatives available to the Company, the Company Board unanimously determined it was in the best interests of the Company and its stockholders to enter into the Merger Agreement with Parent, E2open and Purchaser. Accordingly, the Company Board unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (iii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, and (iv) resolved to recommend that the holders of Shares of the Company common stock accept the Offer and tender their shares of the Company common stock to Purchaser pursuant to the Offer.

The Company, Parent, Purchaser and E2open entered into the Merger Agreement on May 12, 2019 and the transaction was publicly announced on May 13, 2019.

Reasons for the Company Board’s Recommendation.

In evaluating the Transactions, the Company Board consulted with the Company’s management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors. The following is a summary of the material factors that supported this decision:

•	The Offer Price.

•

Substantial Premium. The Offer Price of $13.05 in cash represented a 26.7% premium to the closing trading price of the Shares on May 10, 2019, and a 42.9% premium to the average trading price of the Shares over the 30-day trading period prior to May 10, 2019.

•	Liquidity. The fact that the Offer Price will be paid in cash and would provide certain, immediate value and liquidity to holders of Shares at the closing of the Offer and the Merger.

•

Highest Offer. The fact that the Company Board believes that the Offer Price, which was the highest offer submitted in the Company’s strategic process, is more favorable to holders of Shares than the near term potential value of remaining an independent public company.

•

The Company’s Prospects. The current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Shares, including risks associated with:

•	executing and achieving the Company’s short-and long-term business and financial plans, including liquidity issues experienced by the Company;

•	dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital to fund the Company’s growth strategy;

•	high valuations of potential acquisition targets which limit the Company’s ability to grow without excessive risk;

•	the competitive nature of the industry in which the Company operates; and

•	general risks of market conditions that could reduce the Company’s Share price.

•

Strategic Alternatives Process. The Company Board’s belief that the value offered to holders of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement was more favorable to holders of Shares than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Company Board’s strategic alternatives process through which parties that were believed most likely to be interested in the Company were solicited, including a wide range of strategic companies and financial investors.

•	Terms of the Transaction Documents. The terms of the Merger Agreement, which were the product of arm’s-length negotiations between the Company, Parent and their respective advisers, including:

•

Ability to Respond to Unsolicited Competing Acquisition Proposals. The Merger Agreement permits the Company Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal after May 12, 2019 if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), subject to certain requirements.

•

Ability to Terminate Merger Agreement to Accept Superior Offer with a Termination Fee. The Company Board may terminate the Merger Agreement to accept a Superior Proposal, if (i) the Company has complied with certain procedures set forth in the Merger Agreement and (ii) concurrently with such termination, the Company pays to Parent a termination fee of $14.9 million, which the Company Board believes is reasonable compared to similar transactions and not likely to deter competing bids.

•

Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that there are not expected to be significant antitrust or other regulatory impediments, leading the Company Board to believe that the Offer and the Merger are reasonably likely to be consummated.

•

Timing of Completion. The anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which would allow holders of Shares to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	No Financing Condition. The fact that Parent and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing.

•

Equity Commitment Letters. The Company Board’s belief that the Equity Commitment Letters delivered by the Investors represent a strong commitment on their part with few conditions that would permit them to terminate their respective commitments, together with the Company’s ability, under certain circumstances pursuant to the Merger Agreement and the Equity Commitment Letters, to seek specific performance of the obligations of the parties thereto.

•	Guaranty. The fact that E2open has agreed to guarantee Parent’s and Purchaser’s obligations under the Merger Agreement.

•

Opinion of the Company’s Financial Advisor. The opinion of KeyBanc Capital Markets Inc. dated May 12, 2019, to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders, as more fully described in “—Opinion of the Company’s Financial Advisor” below.

•	Appraisal Rights. The availability of statutory appraisal rights to holders of Shares who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of the Company and the Company Board, which included:

•

the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice, will use commercially reasonably efforts to preserve substantially intact its current business organizations and to preserve its relationships with significant customers and significant suppliers and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•

the Merger Agreement precluding the Company from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a “match right” with respect to alternative transaction proposals;

•

the fact that upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Parent a $14.9 million termination fee and pay to Parent all of its reasonable and documented expenses up to $3.0 million;

•

the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its partners, suppliers, employees and other third parties may be adversely affected;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s operating results and Share price (including potential short-term volatility) and the Company’s ability to attract and retain key management and personnel as well as retain key customer accounts;

•	the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the likelihood of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Transaction as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Intent to Tender.

The Subject Stockholders entered into the Tender and Support Agreements with Parent and Purchaser, pursuant to which the Subject Stockholders agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreements, to tender and not withdraw the Subject Shares (as defined in the respective

Tender and Support Agreement) owned by, or acquired by, such Subject Stockholder into the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, the Insight Funds and Elliott Sponsors and Certain of Their Affiliates—Tender and Support Agreements” above, which is incorporated herein by reference.

Projected Financial Information.

While the Company has from time to time provided limited financial guidance in its regular earnings press releases and other investor materials, which may have covered, among other items, revenue, financial measures that are not in accordance with generally accepted accounting principles (“GAAP”) adjusted income (loss) from operations, non-GAAP net income (loss) per share, basic and diluted, adjusted EBITDA, and adjusted EBITDA margin, the Company’s management has not, as a matter of course, otherwise publicly disclosed projections or internal projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. The Company is especially wary of making projections for extended periods beyond the immediate next year due to the significant unpredictability of the underlying assumptions and estimates.

However, in connection with the Company Board’s review of potential strategic alternatives and its evaluation of a potential sale transaction, the Company’s management prepared estimates in March of 2019 and projections of the Company’s financial performance for the fiscal years 2019 through 2023 (the “Financial Projections”). The Company prepared the Financial Projections in a manner consistent with the methodology it uses to prepare its internal budgets in the ordinary course, which does not account for any potential future acquisitions. The Company Board reviewed the Financial Projections in connection with the Company Board’s evaluation of the Offer and the Merger, and management provided the Financial Projections to KBCM for use and reliance in connection with its financial analysis and rendering its fairness opinion to the Company Board as described under “—Opinion of the Company’s Financial Advisor.” The Company also provided the portion of the Financial Projections covering fiscal years 2019 to 2020 to potentially interested parties in the strategic process in connection with the due diligence review of the Company as more fully described in “Recommendation of the Company Board—Background” above.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP. See “—Use of Non-GAAP Measures” below. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

The Financial Projections were prepared on a different basis, for a different purpose and at a different time than the Company’s public guidance as to its projected financial and operational results and on a different basis, for a different purpose and at a different time from any other internal financial projections that the Company’s management may prepare or have prepared for its own use or for the use of the Company Board in evaluating the Company’s business. As a consequence, the Financial Projections do not, and were not intended to, correspond to the Company’s public guidance as to its projected financial and operational results for any fiscal year or fiscal quarter, and do not, and were not intended to, update or revise the Company’s public guidance as to its projected financial and operational results for any fiscal year or fiscal quarter.

A summary of the Financial Projections is set forth below. The Company uses Adjusted EBITDA and Adjusted EBITDA Margin, financial measures that are not in accordance with GAAP, as supplemental measures to evaluate its operational performance. While the Company believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of such competitors due to potential differences in the exact method of calculation. Please read carefully “—Important Information About the Financial Projections” below.

Financial Projections
	2019E	2020P	2021P	2022P	2023P
Total Revenue	$90,208,188	$98,567,230	$108,825,179	$120,365,545	$133,354,020
Gross Profit	$51,920,942	$58,699,651	$67,308,271	$77,127,163	$88,318,721
Operating Expenses	$54,380,382	$58,369,835	$62,687,337	$67,361,950	$72,425,429
Operating Income/(Loss)	$(2,459,440)	$329,816	$4,620,933	$9,765,212	$15,893,292
Net Income/ (Loss)	$(4,173,964)	$(1,425,239)	$2,865,878	$8,010,157	$14,138,237
Adjusted EBITDA (1)	$7,207,324	$10,129,816	$14,420,933	$19,565,212	$25,693,292
Adjusted EBITDA Margin (2)	8.0%	10.3%	13.3%	16.3%	19.3%

(1)	Adjusted EBITDA means net income plus interest expense, taxes, depreciation and amortization, and excludes the impact of stock-based compensation expense
(2)	Adjusted EBITDA Margin is equal to Adjusted EBITDA divided by total revenue

Company management also approved certain estimates of unlevered free cash flow, defined as tax effected earnings before interest and taxes plus depreciation and amortization, less capital expenditures, capitalized development and the increase in net working capital, and plus or minus other operating cash flows adjusted to remove the impact of stock-based compensation expense, as calculated by KBCM for use in its discounted cash flow analysis described under “—Opinion of the Company’s Financial Advisor.” Unlevered free cash flows for fiscal years 2019, 2020, 2021, 2022 and 2023, as calculated by KBCM and approved by Company management, were approximately $7.4 million, $11.3 million, $15.8 million, $22.1 million and $29.1 million, respectively.

Important Information About the Financial Projections

While the Financial Projections summarized above were prepared in good faith and based on information available at the time of preparation, no assurance can be made regarding future events. The estimates and assumptions underlying the Financial Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under the caption “—Cautionary Statement Regarding Forward-Looking Statements” and information in our consolidated financial statements and notes thereto included in our most recent filings on Form 10-K and Form 10-Q, all of which are difficult to predict and many of which are beyond the control of the Company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Financial Projections, whether or not the Transactions are completed. As a result, the Financial Projections cannot be considered a reliable predictor of future operating results, and this information should not be relied on as such.

In the view of Company management, the projections prepared by them were prepared on a reasonable basis based on the best information available to Company management at the time of preparation taking into account the assumptions underlying the relevant alternative scenario for such Financial Projections. The Financial Projections, however, are not fact and should not be relied upon as being necessarily indicative of future results of the Company, and readers of this Statement are cautioned not to place undue reliance on this information. The inclusion of the Financial Projections in this Statement will not be deemed an admission or representation by the Company that such information is material. None of the Financial Projections reflects any impact of the Transactions.

Neither the Company nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the Financial Projections. The Financial

Projections cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The Company does not undertake any obligation, except as required by law, to update or otherwise revise the Financial Projections contained in this Statement to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

Neither the Company’s independent registered public accounting firm nor any other independent accountant has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the Financial Projections and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

The summary of the Financial Projections is not included in this Statement in order to induce any Company stockholder to tender its Shares in the Offer, but because the Company made available the Financial Projections to its financial advisor and in part to interested parties in the strategic process as more fully described in “—Recommendation of the Company Board—Background” above. The information contained in the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement and the Company’s public filings with the SEC.

Use of Non-GAAP Measures.

This Schedule 14D-9 contains non-GAAP financial measures including “EBITDA,” “Adjusted EBITDA” and “Unlevered Free Cash Flow”. Our management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company and the Surviving Corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

In light of the foregoing factors and uncertainties inherent in the Company’s financial forecasts and operating plans, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections.

Opinion of the Company’s Financial Advisor.

KBCM acted as our financial advisor in connection with the Transactions. In selecting KBCM, we considered, among other things, KBCM’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which the Company operates.

On May 12, 2019, KBCM rendered an oral opinion to the Company Board, which was subsequently confirmed in a written opinion dated as of May 12, 2019, as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of Common Stock as of that date, and based upon and subject to the assumptions made, matters considered, and limitations and qualifications upon the review undertaken by KBCM, of the consideration per share to be paid to the holders of Common Stock pursuant to the Merger Agreement.

The full text of KBCM’s written opinion is attached to this Schedule 14D-9 as Annex A. You should read KBCM’s opinion carefully and in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by KBCM in connection with its opinion. This summary is qualified in its entirety by reference to the full text of KBCM’s opinion.

KBCM was retained to serve as an advisor to the Company Board and not as an advisor to or agent of any stockholder of the Company. KBCM’s opinion was prepared for the benefit and use of the Company

Board (in its capacity as such) and addressed only the fairness, from a financial point of view, as of the date of its opinion, of the consideration to be received by the holders of our Common Stock in connection with and pursuant to the Merger Agreement. It does not address the Company’s underlying business decision to effect the Transactions or any other terms of the Transactions. KBCM’s opinion does not constitute a recommendation as to whether any Company stockholder should tender its shares of Common Stock in the Offer contemplated by the Merger Agreement or how such stockholder should vote at any meeting of the stockholders of the Company, and does not in any manner address the price at which our Common Stock will trade at any time. In addition, KBCM does not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration to be received by the public stockholders of the Company pursuant to the Merger Agreement.

In connection with rendering its opinion, KBCM, among other things:

•	reviewed a draft of the Merger Agreement, circulated on May 11, 2019, which KBCM understood to be in substantially final form;

•	reviewed certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three-year period ended December 31, 2018;

•

reviewed certain other internal information, including the Financial Projections, concerning the financial condition and operations of the Company furnished to KBCM by management of the Company for purposes of its analysis;

•	reviewed certain publicly available information concerning the trading of, and the trading market for, the shares of Common Stock;

•	reviewed certain publicly available information with respect to certain other publicly traded companies that KBCM believed to be comparable to the Company;

•	reviewed certain publicly available information concerning the financial terms of certain other transactions that KBCM considered relevant to its inquiry;

•

met and spoke with certain officers and employees of the Company to discuss the operations, financial condition and prospects of the Company, as well as other matters KBCM believed to be relevant to its inquiry; and

•	performed such other analyses and considered such other data as KBCM deemed appropriate.

In its review and analysis and in arriving at its opinion, KBCM assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KBCM or publicly available. KBCM was not engaged to, and did not independently attempt to, verify such information or its accuracy or completeness. KBCM also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company Board’s consent, KBCM assumed that such projections were reasonably prepared on bases that reflected the best available estimates and judgments of management of the Company of the future financial performance of the Company and other matters covered thereby. KBCM was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and KBCM expressed no view as to such projections or assumptions. In addition, KBCM did not conduct a physical inspection, valuation or appraisal of any of the assets or liabilities of the Company nor was KBCM furnished with any such inspection, valuation or appraisal. KBCM also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Merger or Offer will be obtained without any adverse effect on the Company or the Merger or Offer that would be meaningful to KBCM’s analysis.

KBCM was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger or Offer. In rendering its opinion, KBCM, with the consent of the Company Board, assumed that the final executed form of the Merger Agreement would not differ in any material respect from the draft that KBCM examined, and that the conditions to the Merger and Offer as set forth in the Merger Agreement would be satisfied and that the Merger and Offer would be consummated on a timely basis on the terms set forth in the Merger Agreement without waiver or modification of any term or condition that would have been meaningful to KBCM’s analysis.

KBCM’s opinion is based on economic and market conditions and other circumstances existing on, and information made available to it as of, the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, KBCM does not have the obligation to update, revise or reaffirm its opinion. KBCM’s opinion was approved by a fairness committee of KBCM.

The following is a summary of the material financial analyses performed and material factors considered by KBCM in arriving at its opinion. This summary is not intended to be an exhaustive description of the analyses performed by KBCM in rendering its opinion.

KBCM’s opinion was only one of many factors considered by the Company Board in evaluating the Transactions. Neither KBCM’s opinion nor its financial analyses were determinative of the merger consideration or of the views of the Company Board or our management with respect to the merger consideration or the Transactions. None of the analyses performed by KBCM were necessarily assigned a greater significance by KBCM than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by KBCM. The summary text describing each financial analysis does not constitute a complete description of KBCM’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by KBCM. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by KBCM with respect to any of the analyses performed by it in connection with its opinion. Rather, KBCM made its determination as to the fairness, from a financial point of view, to our stockholders of the merger consideration to be received by those stockholders in the Offer or Merger pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Analysis of Comparable Public Companies

KBCM reviewed and compared certain financial data and ratios for comparable publicly traded companies in the software industry that KBCM determined, based on its professional judgment and experience, were comparable to the Company for purposes of this analysis. The financial data and ratios for the selected companies were based on the most recent publicly available information for such companies, such as SEC filings and third party equity research reports.

For each of these comparable companies, KBCM calculated the ratio of the comparable companies’ (i) total enterprise value (“EV,” which was calculated as the equity value based on closing stock prices as of May 10, 2019, plus total debt, less cash and cash equivalents) on May 10, 2019 to last 12 months (“LTM”) of revenue, (ii) EV on May 10, 2019 to estimated calendar year 2019 (“2019E”) revenue, and (iii) EV on May 10, 2019 to projected calendar year 2020 (“2020P”) revenue.

Company Name	EV / LTM Revenue	EV / 2019E Revenue	EV / 2020P Revenue
Kinaxis Inc.	9.0x	7.2x	6.2x
The Descartes Systems Group Inc.	11.5x	9.6x	8.7x
SPS Commerce, Inc.	6.8x	6.3x	5.8x
Benefitfocus, Inc.	4.7x	4.1x	3.5x
QAD Inc.	2.7x	2.7x	2.5x
ChannelAdvisor Corporation	1.8x	1.8x	1.7x
Model N, Inc.	4.4x	4.7x	4.2x
American Software, Inc.	3.0x	3.0x	2.8x
TECSYS Inc.	2.8x	2.6x	2.5x
Manhattan Associates, Inc.	7.5x	7.4x	7.0x

Median	4.6x	4.4x	3.8x

KBCM then calculated implied EV ranges for the Company by first (a) multiplying (i) the median EV to LTM revenue multiple (4.6x) by the Company’s LTM revenue as of the end of the first quarter of fiscal year 2019 of approximately $86.2 million, (ii) the median EV to 2019E revenue multiple (4.4x) by the Company’s 2019E revenue of approximately $90.2 million, and (iii) the median EV to 2020P revenue multiple (3.8x) by the Company’s 2020P revenue of approximately $98.6 million and then (b) applying a 10% discount and 10% markup to the estimated EV in order to arrive at the implied EV ranges.

This analysis indicated the following implied share price reference ranges for each share of the Common Stock, as compared to the Offer Price:

EV / LTM Revenue	EV / 2019E Revenue	EV / 2020P Revenue	Offer Price
$11.28-$13.73	$11.38-$13.86	$10.90-$13.30	$13.05

No company utilized in the selected publicly traded company analysis was identical to the Company and, as such, KBCM selected comparable publicly traded companies based on industry focus, growth profile, size, horizontal enterprise software as a service (SaaS) business model and profitability. In evaluating selected publicly traded companies, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement.

Premium Paid Analysis

KBCM reviewed publicly available data for 336 acquisitions of U.S. publicly traded companies with an enterprise value between $100 million and $1 billion completed between January 1, 2013 and December 31, 2018 across all industries, excluding the financial services sector.

For each of the target companies involved in the reviewed transactions, KBCM examined the closing stock price one day, one week and one month prior to announcement of the transaction in order to calculate the premium paid by the acquirer over the target’s closing stock price at those points in time. KBCM then determined the median percentage premiums observed for the reviewed transactions (i.e., the 336 acquisition referenced above)

for each of the examined time periods, as well as the first and third quartile premiums observed for the reviewed transactions based on closing stock price one month prior to such announcements, as set forth in the chart below:

	1 Day	1 Week	1 Month	1 Month (25th Percentile)	1 Month (75th Percentile)
Precedent Transaction Premium Median	30.6%	31.2%	31.6%	18.1%	55.6%

KBCM applied the median one month premium of 31.6% to the Company’s closing share price of $9.03 on April 10, 2019 (i.e., the date one month prior to of May 10, 2019), which resulted in a per share value of approximately $11.88. KBCM then applied a 10% discount and a 10% markup to the $11.88 per share value price to calculate an implied range of $10.69 per share to $13.07 per share.

No company or transaction used in the premium paid analysis was identical to the Company, the Merger or the Offer. Accordingly, this analysis involved complex considerations and judgments by KBCM concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies or transactions to which the Company, the Merger and Offer were compared.

Analysis of Selected Precedent Transactions

KBCM also performed an analysis of selected precedent transactions announced since January 1, 2015 involving publicly traded software companies that KBCM determined, based on its professional judgment and experience, were comparable to the Company. KBCM analyzed EV to LTM Revenue (for the 12 month period prior to the public announcement of each respective transaction) for each of these transactions for comparison purposes. All multiples for the selected precedent transactions were based on available public information, SEC filings, press releases and industry research reports. The selected transactions and corresponding data were as follows:

Announcement Date	Target Name	Buyer Name	Transaction EV (in millions)	EV / LTM Revenue
2/26/2019	Container Chain Pty Ltd	WiseTech Global Limited	$65.6	6.4x
11/27/2017	Bazaarvoice, Inc.	Marlin Equity Partners	$446.9	2.2x
8/15/2017	MacroPoint, LLC	The Descartes Systems Group Inc.	$107.0	8.6x
5/30/2017	Xactly Corporation	Vista Equity Partners	$524.7	5.4x
5/1/2017	Jive Software, Inc.	Wave Systems Corp.	$337.6	1.7x
2/23/2017	Halogen Software Inc.	Saba Software, Inc.	$169.7	2.3x
8/31/2016	Interactive Intelligence Group, Inc.	Genesys Telecommunications Laboratories, Inc.	$1,339.9	3.1x
5/31/2016	SciQuest, Inc.	Accel-KKR	$369.4	3.5x
8/11/2015	GT Nexus, Inc.	Infor, Inc.	$675.0	4.8x
5/27/2015	Rally Software Development Corp.	CA, Inc.	$463.9	5.0x
2/5/2015	E2open, Inc.	Insight Venture Partners	$251.4	3.2x

Median				3.5x

KBCM then calculated the implied EV range for the Company by first (a) multiplying the median EV to LTM revenue multiple (3.5x) by the Company’s LTM revenue as of the end of the first quarter of fiscal year 2019 of approximately $86.2 million and then (b) applying a 10% discount and 10% markup to the estimated EV to arrive at the implied EV range.

This analysis indicated the following implied share price reference ranges for each share of the Common Stock, as compared to the Offer Price:

EV / LTM Revenue	Offer Price
$8.62-$10.53	$13.05

No company or transaction utilized in the selected precedent transaction analysis was identical to the Company or the proposed Merger or Offer and, as such, KBCM selected comparable transactions based on announcement dates, operational, business and industry similarities, size and growth profile. In evaluating the transactions, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBCM or the parties to the Merger Agreement.

Discounted Cash Flow Analysis

KBCM performed a discounted cash flow analysis of the Company in order to derive a range of illustrative present values of the Company on a share price basis. The discounted cash flow analysis of the Company was based on the Company’s estimated fiscal 2019 results and projections provided by the Company’s management for fiscal years 2020 through 2023.

KBCM calculated terminal values for the Company by applying an EV / revenue multiple method to the projected revenue included in management’s projections for fiscal year 2023. The unlevered free cash flows and terminal values were then discounted to present value, using mid-year discounted cash flow convention, as of May 10, 2019 using discount rates ranging from 9.9% to 13.9%, which were based on an analysis of the Company’s weighted average cost of capital and terminal revenue multiples ranging from 3.0x to 5.0x, which KBCM deemed to be appropriate multiples using its professional judgement and experience, including review of multiples in connection with KBCM’s comparable public company and precedent transaction analyses. For purposes of its fairness analysis, KBCM then calculated an implied EV and implied per share price range based on the median discount rate and median terminal value, which represented an implied perpetuity growth rate of 6.1%.

This analysis indicated the following range of implied present values for each share of Common Stock, as compared to the Offer Price:

Per Share Price Range	Offer Price
$10.70-$13.06	$13.05

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results.

Conclusion

The summary set forth above describes the principal analyses performed by KBCM in connection with its opinion delivered to the Company Board on May 12, 2019. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the fairness opinion are not readily susceptible to summary description. Each of the analyses conducted by KBCM was carried out in order to provide a different perspective on the Merger and/or Offer and to add to the total mix of information available. KBCM did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, KBCM considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, KBCM did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, KBCM believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, KBCM made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Due in part to the inherent unpredictability of industry performance, business conditions and economic conditions, the analyses performed by KBCM are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Miscellaneous

In the past, KBCM has provided investment banking services to the Company for which KBCM has received customary compensation. In particular, in March 2015, one of KBCM’s affiliates provided acquisition financing to the Company for its acquisition of ecVision Inc. in the form of a term loan and a revolver. As of April 30, 2019, the total commitment to the Company under such financing was $27.687 million and the amount outstanding was $17.887 million. KBCM or its affiliates have provided foreign exchange services and cash management services to the Company during the current calendar year and the past two calendar years preceding the date hereof in the aggregate amounts of $634,000 and $137,940, respectively. In the ordinary course of KBCM’s business, KBCM and its affiliates, their employees, and funds or other entities that such persons manage or invest in or have other economic interests in or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions, in each case for KBCM’s own account or for the accounts of customers.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to the terms of an engagement letter dated February 11, 2019, the Company agreed to pay KBCM fees for rendering its opinion to the Company Board. In accordance with the terms of the engagement letter, a non-refundable fee of $800,000 became payable upon the delivery of KBCM’s fairness opinion, which will be credited against any additional fee earned by KBCM for its role as financial advisor to the Company in connection with the Transactions. This fee was payable independent of the conclusion reached in the fairness opinion and is not contingent on consummation of the Offer or the Merger. Pursuant to the terms of the engagement letter, the Company also will pay KBCM a success fee on completion of the Merger for its role as financial advisor to the Company in connection with the Merger. This total success fee is estimated to be approximately $5.4 million, which is to be credited by the $800,000 opinion fee and $100,000 retainer fee already paid. The Company also agreed to pay KBCM a fee in the event that a potential transaction is terminated and the Company receives a termination fee. This fee would be 25% of the termination fee paid to the Company, against which the $800,000 opinion fee would be credited. The Company also agreed to reimburse KBCM for its reasonable out-of-pocket expenses up to $75,000 and to indemnify KBCM against liabilities in connection with its engagement. The terms of the fee arrangement were negotiated at arm’s length between the Company and KBCM.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its named executive officers, directors or affiliates, except for the following:

•	On May 13, 2019, Nathan Pieri, the Company’s Chief Product Officer, sold 1,541 Shares at a purchase price of $12.97 per share.

•	On May 14, 2019, Thomas Conway, the Company’s Chief Financial Officer, exercised options to purchase 241,823 Shares and sold 246,666 Shares at a purchase price of $12.95 per share.

•	On May 14, 2019, James Preuninger, the Company’s Chief Executive Officer, sold 70,000 Shares at a purchase price of $12.97 per share.

•	On May 14, 2019, Nathan Pieri, the Company’s Chief Product Officer, sold 107,548 Shares at a purchase price of $12.97 per share.

•	On May 14, 2019, Nathan Pieri, the Company’s Chief Product Officer, sold 5,500 Shares at a purchase price of $12.96 per share.

•	On May 21, 2019, Nathan Pieri, the Company’s Chief Product Officer, exercised options to purchase 121,279 Shares and sold 121,279 Shares at a purchase price of $12.97 per share.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Effective Time, the Company, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal including the payment of a $14.9 million termination fee in the event that the Company terminates the Merger Agreement in connection with any such proposal that constitutes a superior proposal to that of E2open. Expense reimbursement up to $3.0 million is also payable under certain circumstances. The information set forth in the Offer to Purchase in Section 11. “The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” is incorporated herein by reference.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) will have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1. “Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 16. “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” in the Offer to Purchase.

Pursuant to the requirements of the HSR Act, the Company and Parent each filed a Notification and Report Form with respect to the Offer and the Merger with the DOJ and the FTC on May 24, 2018. The 15-day waiting period under the HSR Act will expire at 11:59 p.m., Eastern Time, on June 10, 2019, unless terminated early or extended by a request for additional information or documentary materials. Before such time, however, either the FTC or Antitrust Division may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent or its affiliate and a civil investigative demand to Parent or its affiliate. If a Second Request is made, the waiting period will expire at 11:59 p.m. Eastern Time, on the tenth calendar day after Parent or its affiliate certifies substantial compliance with such request, unless otherwise extended by agreement or court order.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Section 15. “Certain Conditions to the Offer” in the Offer to Purchase.

Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply or have complied with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to seek appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL to submit a written demand for appraisal of such holder’s Shares; (iii) continuously are the record holders of such Shares through the Effective Time; (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights; and (v) otherwise comply with the procedures and satisfy certain ownership thresholds set forth in Section 262, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on the amount determined to be the “fair value” of the shares will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

ANY HOLDER OF SHARES WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO, SHOULD REVIEW THIS DISCUSSION AND ANNEX B CAREFULLY BECAUSE FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If an Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Company at Amber Road, Inc., One Meadowlands Plaza, East Rutherford, New Jersey 07073, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender his, her or its Shares in the Offer;

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Company as described herein.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 may result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of

Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period or if neither of the ownership thresholds is satisfied, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Company as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock, as such term is defined in Section 251(h) of the DGCL) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the Surviving Corporation and the Company stockholders shown on the Verified List at the addresses stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Company stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding Shares measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Company stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Company believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Company nor Parent anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Company and Parent reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL, but only insofar as the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents will be necessary to effect the Merger.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to the Company’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company”, which is incorporated herein by reference. Severance payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Effective Time will occur on July 2, 2019 and all equity awards outstanding as of May 31, 2019 will remain outstanding on such date, (ii) all outstanding equity awards will be treated as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company”, (iii) Mr. Preuninger, Mr. Conway and Mr. Pieri will each undergo a qualifying termination immediately following the Effective Time, and (iv) Mr. Preuninger, Mr. Conway and Mr. Pieri will each receive the maximum payments under the applicable Severance Agreement or, with respect to Mr. Preuninger, the Preuninger Employment Agreement for the full severance period and no payments are reduced pursuant to any mitigation provision.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)(4)	Total ($)
James Preuninger	$830,000	$3,144,824	—	$48,000	—	$207,500	$4,230,324
Thomas Conway	$315,000	$2,466,705	—	$48,000	—	$79,000	$2,908,705
Nathan Pieri	$320,000	$2,470,094	—	$48,000	—	$80,000	$2,918,094

(1)

Represents the value of the cash severance payments payable pursuant to each named executive officer’s employment agreement or Severance Agreement, which would be due upon a qualifying termination of employment within a specified period following the Effective Time under the respective employment agreement or Severance Agreement, each as outlined and described in more detail in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company—Employment Contracts with the Company.” These benefits are “double trigger benefits” in that they require both the occurrence of the transactions and a termination of employment in order to be payable.

(2)

The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement as a result of the Transactions to each named executive officer in respect of Unvested Company Options and Unvested Company RSUs held as of May 31, 2019, the latest practicable date before the filing of this Statement, as set forth in more detail in the table in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company— Summary of Payments to Executive Officers.”

Unvested Company Options will be cancelled in connection with the Merger in exchange for a cash payment, which would be paid at the Effective Time in respect of Mr. Preuninger, and with respect to each of Messrs. Conway and Pieri, on the earlier to occur of (i) the vesting date applicable to such Company Option, and (ii) the date of executive’s termination of employment for any reason. The values above assume that none of the individual’s Unvested Company Options are assumed and the individual receives the Unvested Company Option Consideration for all of his Unvested Company Options with an exercise price less than the Offer Price and represents the value of Unvested Company Options as of immediately prior to July 2, 2019 with an exercise price less than the Offer Price equal to (i) the total number of Shares subject to such Unvested Company Options immediately prior to July 2, 2019, multiplied by (ii) the excess of the Offer Price over the exercise price per Share subject to such Unvested Company Option immediately prior to such cancellation.

Unvested Company RSUs will be cancelled in connection with the Merger in exchange for a cash payment, which would be paid at the Effective Time in respect of Mr. Preuninger, and with respect to each of Messrs.

Conway and Pieri, on the earlier to occur of (i) the vesting date applicable to such Company RSU, and (ii) the date of executive’s termination of employment for any reason. The value above assumes that none of the individual’s Unvested Company RSUs are assumed and the individual receives the Unvested RSU Consideration for all of his Unvested Company RSUs and represents the value of outstanding Unvested Company RSUs as of July 2, 2019 equal to (i) the total number of Shares subject to such Unvested Company RSUs as of July 2, 2019, multiplied by (ii) the Offer Price.

(3)

Represents the pre-tax value of the reimbursement of health care premiums which would be due upon a qualifying termination of employment within a specified period following the Effective Time under the respective employment agreement or Severance Agreement as described in more detail in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company—Employment Contracts with the Company.” These benefits are “double trigger benefits” in that they require both the occurrence of the transactions and a termination of employment in order to be payable.

(4)

Represents the bonuses payable pursuant to the Bonus Pool to be established at the Effective Time, as described in more detail in Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Company—Management Bonus Opportunity Pool”, of which amount, 28.57% will become vested at the Effective Time, and the remainder will become vested in five equal monthly installments thereafter, in each case, subject to the executive’s continued employment with the Company through such date, unless the executive’s employment is terminated by the Company (other than for cause) at which time, the remainder will be vested. The vested portion of each individual’s award under the 2019 MBO Plan will be paid on the earlier to occur of the first regularly scheduled payroll date of the Company that is no less than three days following (i) the termination of executive’s employment by the Company (other than for cause), and (ii) December 31, 2019.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; any statements regarding the expected timing of the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; any statements regarding the ability to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement considering the various closing conditions, including that the Acceptance Time will have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer, the Merger and the other transactions contemplated by the Merger Agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer, the Merger and the other transactions contemplated by the Merger Agreement making it more difficult for the Company to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by Company, as well as the Schedule TO filed with the SEC by Purchaser, Parent and the Insight Funds. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.amberroad.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

	Exhibit	Incorporated by Reference			Filed Herewith	Furnished Herewith
Exhibit No.		Form	File Date	Exhibit or File No.
(a)(1)(A)	Offer to Purchase, dated June 3, 2019.	Schedule TO	June 3, 2019	(a)(1)(A)
(a)(1)(B)	Form of Letter of Transmittal.	Schedule TO	June 3, 2019	(a)(1)(B)
(a)(5)	Press Release issued by Company, dated May 13, 2019.	8-K	May 13, 2019	99.1
(a)(5)(A)	Letter to stockholders of Company, dated June 3, 2019.				X
(e)(1)	Agreement and Plan of Merger, dated as of May 12, 2019 by and among Company, Parent, Purchaser and E2open.	8-K	May 13, 2019	2.1

(e)(2)	Equity Commitment Letter, dated May 12, 2019, by and among Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P. and Parent.	Schedule TO	June 3, 2019	(d)(5)
(e)(3)	Equity Commitment Letter, dated May 12, 2019, by and among Elliott International, L.P., Elliott Associates, L.P. and Purchaser.	Schedule TO	June 3, 2019	(d)(6)
(e)(4)	Confidentiality Agreement, dated April 24, 2019, by and between the Company and E2open.	Schedule TO	June 3, 2019	(d)(2)
(e)(5)	Joinder to Confidentiality Agreement, dated April 30, 2019, by Insight Venture Management, LLC and Elliott Management Corporation.	Schedule TO	June 3, 2019	(d)(3)
(e)(6)	Exclusivity Agreement dated May 7, 2019 between E2open and the Company.	Schedule TO	June 3, 2019	(d)(4)
(e)(7)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Altai.	Schedule 13D	May 22, 2019	99.3
(e)(8)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and James Preuninger.	Schedule 13D	May 22, 2019	99.4
(e)(9)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Rudy Howard.	Schedule 13D	May 22, 2019	99.5
(e)(10)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Barry Williams.	Schedule 13D	May 22, 2019	99.6
(e)(11)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Pamela Craven.	Schedule 13D	May 22, 2019	99.7
(e)(12)	Tender and Support Agreement, dated May 12, 2019 by and among Parent, Purchaser, and Ralph Faison.	Schedule 13D	May 22, 2019	99.8

(e)(13)	Form of Change in Control Agreement.	S-1	February 10, 2014	10.6
(e)(14)	2002 Stock Option Plan, as amended.	S-1	February 10, 2014	10.7
(e)(15)	Form of Employee Stock Option Agreement under the 2002 Stock Option Plan, as amended.	S-1	February 10, 2014	10.8
(e)(16)	Form of Director Stock Option Agreement under the 2002 Stock Option Plan, as amended.	S-1	February 10, 2014	10.9
(e)(17)	2012 Omnibus Incentive Compensation Plan as amended and restated effective March 10, 2017.	DEF 14A	March 10, 2017
(e)(18)	Form of Stock Option Agreement for officers and employees under 2012 Omnibus Incentive Compensation Plan.	S-1/A	March 5, 2014	10.11
(e)(19)	Form of Stock Option Agreement for directors under 2012 Omnibus Incentive Compensation Plan.	S-1/A	March 5, 2014	10.12
(e)(20)	Form of Indemnification Agreement.	S-1	February 10, 2014	10.13
(e)(21)	Form of Management Severance Policy.	S-1/A	March 5, 2014	10.22
(e)(22)	Form of 2018 Restricted Stock Unit Award Agreement.	10-K	March 5, 2019	10.20
(e)(23)	Form of 2018 Performance Share Unit Award Agreement.	10-K	March 5, 2019	10.21
(e)(24)	Form of Non-Employee Director Restricted Stock Units Award Agreement.	10-K	March 13, 2015	10.28
(e)(25)	Employment Agreement, dated May 5, 2016 between Amber Road, Inc. and James W. Preuninger.	10-Q	May 9, 2016	10.1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBER ROAD, INC.

By:	/s/ Brad Holmstrom
Name: Brad Holmstrom Title: General Counsel

Dated: June 3, 2019

ANNEX A—Opinion of KeyBanc

May 12, 2019

Board of Directors

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, NJ 07073

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.001 par value per share (the “Common Stock”) of Amber Road, Inc. (the “Company”) of the consideration to be received by these holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company, Eagle Parent Holdings, LLC (“Parent”), Chicago Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Parent and, solely for the purposes of Section 9.17 of the Merger Agreement, E2open, LLC (the “Transaction”).

You have advised us that under the terms of the Merger Agreement, all of the issued and outstanding shares of Common Stock will be converted into the right to receive $13.05 per share in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

KeyBanc Capital Markets Inc. (“KBCM”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated May 11, 2019, which we understand to be in substantially final form, and certain other documents relating to the Transaction; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years in the three-year period ended December 31, 2018; (iii) certain other internal information, including financial projections, concerning the financial condition and current operations of the Company furnished to us by management of the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company; and (vi) certain publicly available information concerning the financial terms of certain other transactions that we consider relevant to our inquiry. We have also met and spoken with management of the Company to discuss the operations, financial condition and prospects of the Company, as well as other matters we believe relevant to our inquiry. We have also performed such other analyses and considered such other data and information as we deemed appropriate.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available, and we have assumed that the representations and warranties of the Company, Parent and Purchaser contained in the Merger Agreement are and will be true and correct in all respects material to our

Board of Directors of Amber Road, Inc.

May 12, 2019

analysis. We have not been engaged to, and have not independently attempted to, verify such information or its accuracy or completeness. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared on bases that reflect the best currently available estimates and judgments of management of the Company of the future financial performance of the Company and other matters covered thereby. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection, valuation or appraisal of any of the assets or liabilities of the Company nor have we been furnished with any such inspection, valuation or appraisal. We have also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Transaction that would be meaningful to our analysis.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have examined, and that the conditions to the Transaction as set forth in the Merger Agreement will be satisfied and that the Transaction will be consummated on a timely basis on the terms set forth in the Merger Agreement without waiver or modification of any term or condition that would be meaningful to our analysis.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to us as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid to the holders of the Common Stock pursuant to the Merger Agreement and does not address the Company’s underlying business decision to engage in the Transaction or any other terms of the Transaction or the fairness of the Transaction, or any consideration paid in connection therewith, to creditors or other constituencies of the Company. In addition, we do not express any opinion as to the fairness of the Transaction, or the amount or nature of the compensation now paid or to be paid, to any of the directors, officers or employees of the Company, or any class of such persons, relative to the consideration to be paid to public shareholders of the Company. We do not express any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or its affiliates, or the ability of the Company, Parent or its affiliates, to pay their respective obligations when they become due. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KBCM.

We have acted as financial advisor to the Company in connection with, and have participated in certain negotiations leading to, the Transaction and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction (the “Transaction Fee”). In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us under certain circumstances for liabilities that may rise out of our engagement. We also will receive a fee in connection with the delivery of this opinion, which fee will be credited against any Transaction Fee earned. We have in the past provided investment banking services to the Company for which we have received customary compensation. In particular, in March 2015, one of our affiliates provided acquisition financing to the Company for its acquisition of ecVision in the form of a term loan of $20 million and a $5 million revolver that was subsequently amended to a borrowing limit of $15 million. As of April 30, 2019, the total commitment to the Company under such financing was $26.687 million and the amount outstanding was $17.887 million. We or our affiliates have provided foreign exchange services and cash management services to the Company during the current calendar year and the past two calendar years preceding the date hereof in the aggregate amounts of $634,000 and $137,940, respectively.

Board of Directors of Amber Road, Inc.

May 12, 2019

In the ordinary course of our business, we and our affiliates, employees of us and our affiliates, and funds or other entities that such persons manage or invest in or have other economic interests in or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction, in each case for our own account or for the accounts of customers.

It is understood that this opinion was prepared solely for the confidential use of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the proposed Transaction. This opinion letter is not to be used, circulated or quoted or otherwise referred to for any purpose, nor is it to be filed with, included or referred to, in whole or in part, in any negotiation settlement, proxy statement or any other document, except in accordance with our prior written consent. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock into the tender offer contemplated by the Merger Agreement or how such stockholder should vote with respect to the Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the $13.05 per share in cash to be paid to the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

KEYBANC CAPITAL MARKETS INC.

ANNEX B—Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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